Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes communications sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on September 20, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank has filed with the SEC a Registration Statement on Form F-4 and a definitive proxy statement/prospectus and each of The Toronto-Dominion Bank and The South Financial Group, Inc. may file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on August 24, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK AND
THE TORONTO-DOMINION BANK ON SEPTEMBER 20, 2010.
Daily News Brief
September 20, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	TD Bank Seeks Top 3 Spot in C. Florida — Orlando Business Journal
Brian Ziemba, 47, has an audacious goal that should put his competitors on notice. The new Central Florida market president for TD Bank NA, which entered Orlando earlier this spring, plans to wrest away a large chunk of market share within the next five years, making TD Bank one of the area’s three largest banks.
2.	The Changing Banking Landscape — The Miami Herald [A Spanish-language version of this article also ran in the Miami Herald’s sister newspaper, El Nuevo Herald.]
Drive down any commercial boulevard in South Florida, and you’ll likely encounter an alphabet soup of relatively new financial institutions: BB&T, TD Bank, PNC Bank and others.
3.	TD Bank to Install Penny Arcade at Former Riverside Location in Vero Beach — TCPalm (FL)
TD Bank will celebrate the rebranding of all Riverside National Bank locations Sept. 24 with an installation of its Penny Arcade at the Vero Beach location Monday.
4.	Florida’s Bank Failures Prove To Be A Boon To Their Buyers — Sarasota Herald- Tribune (FL)
IF THERE IS ONE SURE WAY TO grow a bank in Florida these days, it’s by taking over a failed bank. Several bank companies have dramatically boosted their Florida footprints in the past year by buying failed institutions, according to new data from SNL Financial. [TD Bank is mentioned.]
5.	Carolina Business Review — WTVI-TV PBS (NC)
Chris Williams, Host: [Canada is] clearly our largest trading partner, but also clearly much more restrictive when it comes to banks and financial institutions, and that has seemed to help them through this crisis. Their banks seem to be just fine. Has this changed at all the way you that feel about financial reform? [TD Bank is mentioned.]
6.	U.S. Economic Forecast Remains Overcast — SMT Magazine

The storm has ebbed, but the U.S. economic forecast remains overcast, according to a report released today by TD Economics. [TD Economics’ Beata Caranci and James Marple are quoted.]
7.	Vermont Banks, Credit Unions Offer Free Checking Choices But For How Long — Times Argus (VT)
Consumers may feel like they’re being nickeled and dimed to no end by all kinds of banking fees — from ATM to bounced check fees. But when it comes to free checking accounts at least, Vermont banks and credit unions offer consumers plenty of choices — at least for now. [TD Bank is mentioned.]
8.	Basel III No Big Deal For LI Banks — Long Island Business News (NY)
Basel III — an agreement made last week in Switzerland requiring banks to build up capital ratios over a period of time — will not have much of an effect on Long Island, officials say. [TD Bank is mentioned.]
9.	Don’t Discount TD Ameritrade — Barrons.com
A round of successful acquisitions, a big jump in assets, new synergies with major shareholder Toronto Dominion Bank —the shares haven’t yet priced in all the good news. [TD Ameritrade is mentioned.]
10.	Getting Personal Canada: A Direct Route To Overseas Investing — The Wall Street Journal
Canadian investors are now not only more willing to take control of their own accounts, they are becoming more willing to look beyond their country’s borders. Several online brokerages are making it easier for them to do so. [TD Waterhouse is mentioned.]
INDUSTRY NEWS
1.	SEC Plan Will Deter, Not Stamp Out, ‘Dressing Up’ of Banks’ Quarterly Results — American Banker
Stop doing what you weren’t supposed to be doing but may have been doing anyway. And tell everybody what you’re doing in the future.
2.	Bankers Press FDIC for Flexibility, Clarity in Wind-Down Plans — American Banker
Banks are more inclined to plot their expansion than prepare for their demise, but with the Federal Deposit Insurance Corp. soliciting the industry’s help to establish a new resolution unit, charting their own death is exactly what many large institutions will have to do.
TD BANK NEWS
1.	TD Bank Seeks Top 3 Spot in C. Florida By Anjali Fluker

September 17, 2010 — Orlando Business Journal
Brian Ziemba, 47, has an audacious goal that should put his competitors on notice.
The new Central Florida market president for TD Bank NA, which entered Orlando earlier this spring, plans to wrest away a large chunk of market share within the next five years, making TD Bank one of the area’s three largest banks. Those top three spots currently are held by SunTrust Bank, Bank of America and Wachovia Bank, a division of Wells Fargo NA.
“Even though the economy has slowed, we see Florida as one of the most attractive opportunities for growth,” said Ziemba, who moved to Vero Beach with his wife and three children last month from New Jersey.
Among the ways he plans to trump his competitors:
• Grow through acquisitions.
• Stay open 361 days a year, including Sundays and all but four major holidays, and offer lobby hours until 8 p.m. two days a week.
• Install coin-counting machines in branch lobbies that anyone can use for free.
• Offer live customer service via phone 24/7.
“We offer banking when our customers want it,” said Ziemba.
TD Bank, which in April took over two failed banks with a Central Florida presence, this summer converted 30 Riverside National Bank and three AmericanFirst Bank branches in metro Orlando. And it will add another 13 branches in Orange, Osceola and Seminole counties if its acquisition of Mercantile Bank’s troubled parent company, The South Financial Group, is approved later this month. When all is said and done, it will add about 40 new jobs in the region in the coming months.
TD Bank in May announced it signed an agreement to buy Greenville, S.C.-based The South Financial Group (Nasdaq: TSFG) for $61 million in cash or stock, giving South Financial shareholders either 28 cents or 0.004 shares of TD Bank stock for each of their shares. As part of the agreement, TD Bank also would pay the U.S. Department of the Treasury $130.6 million to buy the preferred stock of South Financial the government acquired for $347 million under the Troubled Asset Relief Program (TARP).
The deal, slated to go before South Financial’s shareholders at a Sept. 28 meeting, would give TD Bank 170 branches in Florida, the sixth-most statewide with a little more than $7.1 billion in Florida deposits, based on FDIC numbers from June 30, 2009. “This accelerates our growth in Florida by five years,” said Ziemba.
The bank seeks to snag one of the top three spots among Central Florida’s largest banks through this acquisition and adding new bank branches during the next few years, Ziemba said. Finalizing the South Financial deal will give it a total of 46 area locations with $1.4 billion in local deposits, FDIC data showed.
SunTrust led banks in Central Florida with $7.7 billion in local deposits and 75 locations as of June 30, 2009, while Bank of America posted $6.4 billion in Central Florida deposits and had 71 locations. Wachovia had $5 billion in local deposits and 63 locations.
Though Central Florida’s banking industry is always competitive, regardless of who the players are, SunTrust’s Ray Sandhagen said he’s pretty confident his bank won’t be unseated easily. “We’ve been around a long time and seen a lot of changes,” said Sandhagen, chairman of SunTrust Bank in Central Florida. “With the roots we have in this community, our name recognition and our history of serving our clients with the best products, we’ll continue to be very strong.”
Bank of America executives declined to comment through a spokeswoman, and representatives from Wachovia couldn’t be reached for comment.
Meanwhile, once the South Financial Group deal is finalized, TD Bank will rebrand 13 Central Florida Mercantile Bank branches by changing the colors, signage, adding a more open floor plan and refurbishing older branches, Ziemba said. The bank will hire local subcontractors for those renovations, he said, declining to reveal the cost of doing so, other than to call it a “significant” investment.
The bank, which eventually will have a regional headquarters in Winter Park, expects to complete its Riverside rebranding by the end of this month, while the Mercantile rebranding effort would be completed by midsummer 2011.
The bank also will incorporate its expanded retail branch hours, going to seven days a week at Central Florida locations beginning Oct. 3, and staying open until 8 p.m. on Thursdays and Fridays. In order to do that, the company is hiring about 20 workers — lenders, tellers and customer service representatives — in the Orlando area and will add 20 more once the South Financial Group deal is finalized. Pay for those jobs will range from $8-$10 per hour to about $125,000 per year.
The bank’s extended hours are just one way it seeks to draw new customers. It also will provide an array of commercial lending options, including Small Business Administration loans. “We have a strong specialty in health care tax-exempt financing,” said Ziemba. “We’re also interested in hospitality and real estate, and we’ll do agricultural lending.”
Now is a good time for banks to grow, said Jim Gilkeson, associate professor of finance at the University of Central Florida. “Strategically, this is a chance to pick up a core deposit base. If you’ve got the funds, this is not a bad time to do this.”
Brian Bandell of the South Florida Business Journal, contributed to this story.
TD Bank NA
Total deposits: $129 billion
Bank branches: 1,100, including 46* in Brevard, Lake, Orange, Osceola, Seminole and Volusia counties
Employees: 22,000
Top local official: Brian Ziemba, Central Florida market president
Contact: (888) 751-9000; www.tdbank.com

*	Pending shareholders’ approval of the acquisition of Mercantile Bank parent company The South Financial Group
Source: TD Bank NA, Yahoo! Finance
What this means to you:
• Renovation work for subcontractors at the newly acquired branches
• Sunday lobby banking hours will be available.
• A new banking option for local businesses
• Commercial construction loans will become available as lending teams are built and the market improves.

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2.	The Changing Banking Landscape By Ina Paiva Cordle
     September 20, 2010 — The Miami Herald [A Spanish-language version of this article also ran in the Miami Herald’s sister newspaper, El Nuevo Herald.]
Drive down any commercial boulevard in South Florida, and you’ll likely encounter an alphabet soup of relatively new financial institutions: BB&T, TD Bank, PNC Bank and others.
The banking landscape has changed.
The financial industry has undergone major turmoil in recent years as the real estate crisis deepened and the economy faltered. For banks, that has translated into burgeoning bad loans, capital depletion, enhanced regulations, numerous bank failures, regulatory takeovers and acquisitions.
The result is a local market with bulked up big banks, various new out-of-state or foreign entrants, new ownership for others, lots of troubled banks and a dwindling roster of small community banks.
“Florida leads the nation in bank failures,’’ said Miami-based economist and independent banking consultant Ken Thomas. “We are the bank failure capital of the U.S.”
So far, 23 Florida banks have failed this year, following 14 failures last year. Among those in 2010 are South Florida-based banks Premier American Bank, Turnberry Bank, Metro Bank of Dade County, Bank of Florida-Southeast and Key West Bank.
Florida also leads the nation in the number of formal enforcement orders issued by regulators, which are part of the pipeline into a bank failure, Thomas said.
In fact, BauerFinancial, an independent rating firm that ranks banks up to five stars, rated 104 of 265 or 39 percent of Florida banks as problem banks — 2-stars or below — in a report released this month, based on June 30 financial data.
“It’s going to be a long recovery period for the South Florida market because we did have such a dramatic change, in particular with our real estate market,” said Karen Dorway, president and director of research for Coral Gables-based BauerFinancial.
Yet banking regulators emphasize that consumers have not lost one cent because of federal insurance on deposits. And they say Florida’s banking sector will strengthen again.
“This is a normal part of a business cycle,” said Linda Charity, director of the Division of Financial Institutions for the Florida Office of Financial Regulation, in Tallahassee. “This one is different because of the duration and the depth of the downturn in the market, but I’m very optimistic for the future.”
In the meantime, it’s a buyer’s market for Florida banks.

Banking insiders say South Florida’s population, wealth, international connections and small business-based economy are real draws for those institutions with the wherewithal to capitalize on the market.
In fact, Thomas considers South Florida as one of the five best banking markets in the nation, due to its rich deposit base, wealth management potential and international banking. The others are Boston, Dallas, Los Angeles and San Francisco.
“It’s a fact, Miami has the greatest number of financial institutions in the smallest geographical area [in Florida],” said Alex Sanchez, president and CEO of the Florida Bankers Association.
“It’s a strong banking area and it has maintained that for years,” Sanchez said. “The players have changed, but it has maintained itself as a very strong banking area.”
To wit, all four major U.S. banks with more than a trillion dollars in assets now have a foothold here: Bank of America and Citigroup already operated large South Florida franchises, and JPMorgan Chase and Wells Fargo recently moved in through acquisitions.
Other major national banks that are ranked among the 15 largest in the nation have recently arrived in South Florida, such as PNC, TD Bank, BB&T and Regions Financial Corp.
For consumers and businesses, that means lots of banks will be vying for your attention.
“Whether it’s a start-up or a bank that is expanding its reach into Florida, those attempts to build a customer base and attract customers can provide some favorable account options,” said Greg McBride, senior financial analyst with North Palm Beach-based Bankrate.com.
Expect to see banks open more branches and other newcomers step in.
From the kitchy — TD Bank offer lollipops for kids and dog treats for pets — to the sophisticated — JP Morgan’s Private Banking office in Miami courts “ultra-high net worth” clients, with more than $25 million in investable assets — the playing field is indeed changing.
“It’s a very competitive market,” Thomas said. “Competition is the name of the game, and competition is good for the consumer — whether a business or retail customer.”
Here are updates on a handful of banks with a presence in South Florida that have undergone major changes or are new to the area.
BANK OF AMERICA
The Charlotte, N. C.-based bank ranks as the nation’s largest by assets, and ranks locally, by deposits, as No. 2 in in Miami-Dade and No. 1 in Broward, according to data from SNL Financial.
Bank of America merged with Merrill Lynch in January 2009, which added financial advisors and an investment bank, said Gene Schaefer, president-Miami and commercial market executive at Bank of America.

“What that has brought to the table is to be able to deliver the full breadth and depth of banking services for our clients,” Schaefer said.
WACHOVIA BANK
Wells Fargo & Co. acquired Charlotte, N.C.-based Wachovia in December 2008. Wells Fargo, based in San Francisco, ranks as the fourth largest financial institution in the country by assets, and locally, by deposits, as No. 1 in Miami-Dade and No. 2 in Broward.
Still carrying the Wachovia name in South Florida, the banks’ branches will change their name to Wells Fargo next summer, said Kathryn Dinkin, regional president for Southeast Florida for Wachovia.
The bank has also changed all its ATMs to Wells Fargo machines, offering new features, such as multiple languages, including French, Japanese (and Russian in December); allowing deposits of up to 30 checks without an envelope, and an 8 p.m. cutoff time for deposits, Dinkin said.
Wachovia also now offers insurance products and services, including identity theft protection.
“We absolutely are committed to having a smooth conversion,” Dinkin said. “But we are committed to every customer walking into the store they walked into two years ago and that they see the same team members that they saw then.”
JPMORGAN CHASE
JPMorgan Chase catapulted its presence in South Florida with its September 2008 purchase of the failed Washington Mutual, which gave it 233 branches in Florida, including 132 branches in South Florida (it defines the region as up to Vero Beach).
“We had wanted to expand our presence here in Florida, so when that opportunity came about, we jumped on it right away,” said George Acevedo, Chase’s Miami-based head of South Florida branches.
The bank plans to open at least 20 new South Florida branches each year, over the next few years. It just opened two branches, in Miami and Homestead.
JPMorgan Chase has doubled its number of personal bankers, business bankers and specialists in South Florida, and is continuing to hire more, Acevedo said.
At the same time, J.P. Morgan has brought its wealth management operations into a new Miami office.
The bank now handles $21 billion in assets under management in Florida, including about $10 billion from Latin America, said Alvaro Martinez-Fonts, chief executive of J.P. Morgan Florida, Private Banking, who is responsible for overseeing the firm’s wealth management business in the state.
This year alone, the bank’s total assets under management in Florida has grown by $1.2 billion, which Martinez-Fonts attributes to the opening of the Miami office. The division has hired 31 professionals in Florida already this year, with the majority in Miami, he said.

By the end of the year, he hopes to hire about 15 more people for the Miami office, which now employs 100.
BANKUNITED
Perhaps no local bank has undergone as much of a transformation as BankUnited.
A group of investors, including Chairman and CEO John Kanas, purchased the assets of the failed BankUnited in May 2009, with a $900 million private equity investment.
The bank has since reinvented itself and built a new leadership team, hiring senior executives from other banks, said Harlan Parrish, senior executive vice president of retail banking for BankUnited, who spent more than 26 years with Colonial Bank and then BB&T.
Overall, the bank has added 300 new employees in the last 15 months, though its total number of employees remains unchanged at 1,100.
“Any time you change the direction of the bank you have to change some of the people, certainly at the executive level,” Parrish said.
The bank’s capital position now gives it the stability to make more loans, invest in technology and offer new products and services, he said.
While the former BankUnited was a savings and loan that primarily made mortgages and funded them with high-priced time deposits, the new bank is focusing more on small to medium-sized businesses and checking accounts.
The mix of deposits has changed, from 80 percent time deposits and 20 percent checking deposits at the time of the acquisition, to about 53 percent time deposits — CDs and IRAs, and 47 percent core deposits — checking, saving and money market accounts, Parrish said.
Before the end of the year, the bank plans to open five to eight branches, including relocations into full-service locations, 15 more in 2011 and 20 in 2012, statewide.
“The key thing is to focus on the service side. The key thing is to get better first,” Parrish said. “You don’t get better by being bigger, you get bigger by being better.”
PNC BANK
Pittsburgh-based PNC acquired National City Bank in 2009, which in turn had acquired two Florida banks in 2007: Fidelity Federal in West Palm Beach and Harbor Federal in Fort Pierce. That gave PNC 110 branches from Orlando down to Broward, said Craig Grant, West Palm Beach-based regional president for PNC Bank in Florida.
The bank is now embarking on a “high-growth strategy in Florida,” Grant said. “It’s viewed as one of the top growth markets for our company.”
PNC also has wealth management offices sprinkled around the state, and corporate banking divisions in Orlando, West Palm Beach and Fort Lauderdale. PNC does not have branches in Miami-Dade County.

“Our primary focus will be Broward,” Grant said, with a goal of going from six branches to 25 in the next two years. “If you look at Broward, it has more businesses — middle market businesses that are our target.”
BB&T
The Winston-Salem, N.C.-based bank was founded in 1872 by Alpheus Branch, and its name stands for Branch Banking & Trust.
BB&T expanded its presence in South Florida with the purchase of the failed Colonial Bank in August 2009, which gave it 24 branches in Miami-Dade, 21 in Broward, and additional branches in Palm Beach, Martin and St. Lucie counties.
“We retained almost all of Colonial Bank’s employees — they know the clients and the markets,” said Rob Bowlby, BB&T’s senior vice president and city executive for Miami-Dade County.
BB&T brought with it a wide range of products and services, including wealth management, insurance and 401(k) plans, he said. Its strategy is to profile every client for capital needs, risk management, employee benefits, payment solutions and personal financial management.
“The bank believes this is going to be one of the most important markets to BB&T as we continue to grow,” Bowlby said of South Florida. “There’s a tremendous amount of wealth and it is a tremendous small business market.”
REGIONS BANK
Birmingham, Ala.-based Regions Bank’s presence in South Florida has developed in a somewhat circuitous way:
In 1997 Union Planters Bank acquired Capital Bank; in 1998 it bought California Federal Bank Transflorida Bank and Ready State Bank; in 1999 it bought Republic National Bank; in 2004 Regions merged with Union Planters, and in 2006 Regions merged with Amsouth.
As a result, Regions now has more than 400 branches in Florida, including 48 in Miami-Dade and 19 in Broward.
Regions is now focused on returning to sustained profitability and then growing, said Steve Nivet, area president for South Florida for Regions Financial, who is based in Coral Gables.
“The diversity in this market makes it very attractive — to serve all different clients of alldifferent nationalities — and our associate base reflects that,” said Nivet, who is originally from Trinidad.
“We want to lend and help drive and stimulate this economy. We also want to deliver the highest level of service.”
TD BANK
TD Bank , a Delaware-chartered U.S. bank with 1,200 branches from Maine to Florida, is a subsidiary of Toronto Dominion Bank.

The bank entered Florida through its acquisition of Commercebank in 2005. Since then, it has grown to 38 branches, said Kevin Gillen, regional president of TD Bank , who is based in Fort Lauderdale.
Its expansion in Florida has accelerated this year with the purchase of additional banks, including two that are still pending that will take it to 160 branches in Florida.
“Somewhere between 24 and 30 months, we’re opening another 22 stores in the Miami-Dade/Brow-ard area,” according to Gillen said.
TD Bank is open seven days a week, 361 days a year, he said. The bank offers free worldwide ATMs, live call centers 24 hours a day, next day availability of funds, same day deposit credit until 8 p.m., and free coin counting, even if you are not a customer, he said.
And it has lollipops, dog treats TD Bank and dog dishes with water.
TD Bank is hiring, and expects to expand in Coral Gables, adding more commercial lenders, private bankers, wealth investment managers and insurance professionals, Gillen said.
“Miami-Dade is clearly earmarked as our No. 1 growth area in the state of Florida,” he said, “due to population, density, the fantastic mix between commercial and consumer, a gateway to the world and a great diverse business mix between healthcare, trade, higher education and small business.”
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3.	TD Bank to Install Penny Arcade at Former Riverside Location in Vero Beach September 17, 2010 – TCPalm (FL)
TD Bank will celebrate the rebranding of all Riverside National Bank locations Sept. 24 with an installation of its Penny Arcade at the Vero Beach location Monday.
TD Bank’s regional market manager, Joe Rusnic, will flip the switch of the arcade at 11 a.m. Monday at 1238 U.S. 1 in Vero Beach.
The TD Bank Penny Arcade is a free, interactive, coin-counting machine.
The coins counted at TD Bank’s Penny Arcade in a year are enough to fill 6,500 tractor-trailers. Penny Arcade can count 3,500 coins per minute.
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4.	Florida’s Bank Failures Prove To Be A Boon To Their Buyers By John Hielscher September 20, 2010 – Sarasota Herald-Tribune (FL)
IF THERE IS ONE SURE WAY TO grow a bank in Florida these days, it’s by taking over a failed bank. Several bank companies have dramatically boosted their Florida footprints in the past year by buying failed institutions, according to new data from SNL Financial.

Two banks jumped into Florida’s top 10 list, thanks to recent failed bank deals.
BB&T, which a year ago operated the 14th largest bank in Florida, is No. 5 after buying the collapsed Colonial Bank last year. Winston-Salem, N.C.-based BB&T jumped to $16.4 billion in deposits from $4.4 billion.
Toronto-Dominion Bank, which ranked No. 40 in Florida a year ago, is now in 10th place after adding $6.5 billion in deposits. TD Bank bought three failed banks — the largest, Riverside National of Fort Pierce, added $3.4 billion — and it also is acquiring the teetering South Financial Group, whose holdings included Mercantile Bank of Tampa.
IberiaBank, which bought the failed Century Bank of Sarasota and Orion Bank of Naples, made the biggest jump, vaulting from 215th to 20th place after adding nearly $3 billion in deposits.
EverBank Financial of Jacksonville boosted its deposit base by more than $1 billion last month after taking over three failed Bank of Florida units. But it wasn’t enough to move it out of 11th place among Florida banks.
Florida’s deposit market remains dominated by Bank of America, with $72.7 billion; Wells Fargo & Co., $64.2 billion; and SunTrust Bank, $39.9 billion. Those three hold a combined 45 percent market share of the state’s deposits.
Iberiabank’s oil spill exposure
IberiaBank was prompted last week to reassure investors about its potential exposure to the devastating Deepwater Horizon oil spill.
Iberiabank Corp., based in Lafayette, La., lends to some of the businesses and industries that will be affected most by the spreading oil spill in the Gulf of Mexico.
The company said it has a “very small” exposure to the fishing and seafood, tourism and energy industries, the three sectors hit hardest by the spill now and likely in the future. Energy and energy-transportation related loans total $183 million, or 3 percent of all loans. Exposure to the fishing and seafood industries is less than $10,000. The company reported no loans to seasonal beach tourist businesses.
Most of IberiaBank’s Florida offices and loans are in the southwestern, southeastern and northeastern regions — all unaffected, so far, by the spill. Nearly all the loans picked up from Century and Orion are covered by a Federal Deposit Insurance Corp. loss-share agreement — five years for commercial loans and 10 years for residential loans.
After reviewing the company’s statement, analysts at Raymond James Equity Research reiterated their “strong buy” rating on Iberiabank’s stock.
“While it is difficult to assess the longer-term economic impact, both direct and secondary, of the oil spill, the company appears relatively unaffected,” analyst Michael Rose said.
New Orleans-based Whitney Bank, which has offices in Manatee County, also said it is monitoring the oil spill for any potential impact. A spokesman said it is too early to gauge any impact on its business or customers.

Adamson joins Stearns
Paul Adamson has joined Stearns Bank in Sarasota as senior banking officer.
He has 15 years of consumer and commercial banking experience, previously with Whitney Bank and SouthTrust Bank.
Sabal bump
Sabal Palm Bank in Sarasota got a bump up from analyst BauerFinancial Inc. last week.
Bauer had initially rated Sabal Palm a one-star, or “troubled,” bank based on its first quarter numbers.
Bank president Brian Hall says he informed the analyst that Sabal Palm had raised about $1 million in new capital in April. “We sold it ourselves, to friends and family,” he said.
Bauer considered that and upped Sabal Palm to a two-star, or “problematic,” bank, Bauer president Karen Dorway said.
Sabal Palm posted a $101,000 loss in the first quarter. The $95 million-asset bank remains well capitalized under regulatory standards.
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5.	Carolina Business Review September 17, 2010 – WTVI-TV PBS (NC)
Chris Williams, Host: [Canada is] clearly our largest trading partner, but also clearly much more restrictive when it comes to banks and financial institutions, and that has seemed to help them through this crisis. Their banks seem to be just fine. Has this changed at all the way you that feel about financial reform?
David Wilkins, Former U.S. Ambassador to Canada: Well, it certainly has made the Canadian financial institutions much stronger. When I arrived in Canada in June’05, the talk around the table was, you know, Canadian banks aren’t very creative and they’re only regulated and there are five major banks and they’re consolidated. The minister of trade, if he needs to have a banking policy, he just need to have dinner with five CEOs and reach an agreement. But they didn’t have the housing bubble and they didn’t have the subprime mortgage problems. They’re the only G20 country that didn’t receive a bailout from their government.
And so now people in Canada are saying, you know we’re pretty smart. Our banking system is superior and look at what we’ve done. As a result, the banks like TD Bank and RBC Bank are now some of the top 20 banks, you know, in the world and TD Bank just made its presence in South Carolina by acquiring Carolina First, and will continue, and I think the Canadian banks will continue to grow in the United States. As a result of them being global, more fiscal conservative than our banks were, in Canada, you don’t have the urge for everybody to go get a house and everybody put a mortgage to the hills on it. You can’t deduct your mortgage interest in that and when you buy a boat, you don’t put a mortgage on your house. That’s silly. They just haven’t had the housing problem, subprime problem that we have had as a result. Their banks are doing much better generally than ours.
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6.	U.S. Economic Forecast Remains Overcast September 17, 2010 – SMT Magazine
The storm has ebbed, but the U.S. economic forecast remains overcast, according to a report released today by TD Economics.
“We don’t expect to see any miracles occurring over the next several months but the evidence appears to be for the gradual unwind of imbalances and a continued slow pick-up in economic activity — and not another descent into recession,” write Deputy Chief Economist Beata Caranci and Senior Economist James Marple in TD Economics’ latest U.S. Quarterly Economic Forecast report.
Noting that bad economic news tends to make headlines, the authors highlight the positive economic developments of recent months and present a case for guarded optimism with respect to the economy’s nascent recovery. Private domestic demand — the key ingredient to a sustained expansion — has seen a strong burst of activity of late, fueled by a 17.6 percent annualized increase in business investment. This would not have been possible without some thawing of credit markets. Signs that credit conditions are easing, especially for small businesses, are encouraging, as they suggest that monetary stimulus is getting through to the real economy.
“While there is a case for optimism, what we really strive for is realism, and it is true that the bears of this world have not had major difficulty finding reasons to be negative,” the authors write.
Growth in domestic demand has slowed in the current quarter, and will likely continue to slow as business investment comes off its initial growth spurt and home sales decline in the aftermath of the expired homebuyer’s tax credit. Just as important, job growth, while consistently positive in 2010, has also been sluggish. In a recession and recovery characterized by private-sector deleveraging, a slow improvement in personal income growth will act as a natural constraint on private demand growth.
The recovery will continue to present challenges for policymakers, who face an electorate weary of record deficits and big bailouts. While economic growth will continue to be positive, it is not likely to grow fast enough to bring down the unemployment rate in the near term. On the fiscal front, any new stimulus measures must be balanced against the need to bring down budget deficits in the future. For the Federal Reserve, the main option for further stimulus is an even greater expansion of its balance sheet, which could complicate the removal of stimulus once economic conditions normalize. Indeed, neither the politicians nor the monetary authorities are in an enviable position. In all likelihood, economic growth will continue to improve and stimulus will be gradually withdrawn. However, with so little margin of error between positive and negative growth, policymakers will stand ready to step in with greater stimulus should it be warranted.

TD Economics notes that with corporate profits rebounding and credit conditions easing, the most likely scenario is for a continued pace of economic expansion of 1.9 percent in 2011 and 2.6 percent in 2012.
About TD Economics
TD Economics provides analysis of global economic performance and forecasting, and is an affiliate of TD Bank, America’s Most Convenient Bank®.
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7.	Vermont Banks, Credit Unions Offer Free Checking Choices But For How Long By Bruce Edwards September 20, 2010 – Times Argus (VT)
Consumers may feel like they’re being nickeled and dimed to no end by all kinds of banking fees — from ATM to bounced check fees. But when it comes to free checking accounts at least, Vermont banks and credit unions offer consumers plenty of choices — at least for now.
Unknown, is whether the new financial reform laws put in place to curb abuses will force banks and credit unions to raise fees to make up the difference.
There are five banks in the state that offer free basic checking with no monthly fees, no minimum balance and unlimited check writing and ATM transactions, according to the most recent quarterly report from the state Department of Banking Insurance, Securities and Health Care Administration.
Banks listed that offer free basic checking are Brattleboro Savings and Loan, Community National Bank, Ledyard National Bank, Merchants Bank and People’s Trust of St. Albans.
No information was listed for Berkshire Bank but its website says it offers free basic checking with no minimum balance.
On the other end of the spectrum, it costs more to maintain a checking account at TD Bank than any other bank in the state. Fees for a basic checking account at TD Bank add up to $48.80 a year.
In calculating the annual cost of a checking account, the Banking Division assumes a customer writes eight checks a month, does not maintain a minimum balance and makes four proprietary ATM deposits and 15 withdrawals per month.
TD Bank does not require a minimum balance, but charges a fee of $3 a month. Basic checking account customers are limited to a total of eight free transactions a month.
Rebecca Acevedo, a spokeswoman for TD Bank, said their basic checking account is used primarily by customers who have a savings account and write few checks each month. She said the majority of customers opt for the bank’s “convenience checking” product. The bank waives the minimum $100 balance for the first year. After the first year, the penalty for falling below the minimum balance is $15 in any month. But Acevedo said most customers never fall below the $100 minimum balance.
Returned check fees at Vermont banks range from a low of $20 to $39 per check.
State law requires banks but not credit unions to file a quarterly report on basic checking account fees.
Deputy Banking Commissioner Thomas Candon said basic checking fees at the state’s banks have declined from an average of $30.32 a year in 1997 to $16.16 at the end of the second quarter this year.
Candon, however, said he’s concerned that in the aftermath of financial regulatory reform, fees could go higher.
“I am concerned that both the overdraft fee regulations, and also the interchange fee that’s being looked at, may cause the banks to look to checking account fees as a possible alternative,” Candon said, referring to new laws that limit those fees.
With 14 branches in northern Vermont, Community National Bank is one of five banks that offer free basic checking.
In confirming Candon’s concerns, Community National Bank President Steve Marsh said while it’s in the best interest of his customers, free checking may be in jeopardy.
“All the new regulations that are coming down as we speak ... it’s going to reduce some of our fee streams and we’ll have to get that money back somewhere, so it might be service charges” Marsh said.
The head of the organization representing Vermont’s 27 credit unions said most offer no fee basic checking. A survey of the seven largest credit unions found that four of those credit unions offer basic checking with interest, said Joseph Bergeron, president of the Association of Vermont Credit Unions.
“I haven’t heard any credit unions imposing a limited number of transactions on their checking accounts or any monthly fees of any sort,” Bergeron said.
But Bergeron also warned that the ripple effect from the new financial reform legislation is largely unknown.
“Credit unions and community banks are already stretched by shouldering negative consequences stemming from practices of much, much larger financial entities elsewhere in the country, which in large part brought about the need for such financial reforms,” Bergeron said in an e-mail. “To the extent that new regulations cause financial hardship on local financial institutions, expect to see possible industry-wide increases in rates and fees to offset those negative financial regulatory effects in order to continue to provide the same level of services consumers demand.”
In its 2009 annual survey, the American Bankers Association reported that the majority of bank customers “continue to pay nothing in bank fees.”

The survey found that 56 percent paid no monthly fees; 14 percent paid $3 or less; 13 percent paid $10 or more; 6 percent paid between $4 and $6; and 3 percent paid between $7 to $9.
A 2009 Bankrate Inc., national survey found that the monthly service charge for basic or non-interest bearing checking accounts hit a new low of $1.77. Additionally, Bankrate found that 76 percent of basic checking accounts are free with no minimum balance, up from 73 percent in 2008.
However, when it comes to interest bearing checking accounts, the survey found those “fees had risen to an all-time high” including bounced check fees, ATM surcharges and monthly service fees. In 2009, bounced check fees nationwide averaged $29.58 while monthly service charges averaged $12.55, up 5 percent from a year earlier.
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8.	Basel III No Big Deal For LI Banks By Jessica DiNapoli September 17, 2010 – Long Island Business News (NY)
Basel III – an agreement made last week in Switzerland requiring banks to build up capital ratios over a period of time – will not have much of an effect on Long Island, officials say.
The agreement made last week requires banks with more than $10 billion in assets to hold 7 percent of their assets in capital by 2019 w.
Most of Long Island’s banks do not meet the $10 billion threshold, and one that does, the $42 billion New York Community Bank, headquartered in Westbury, is already capitalized beyond the 7 percent level, said CEO Joe Ficalora.
“We are a very well-capitalized, high-liquidity, high-earning, low-loss bank,” Ficalora said. “We’re different from the banks they’re looking at. Large banks have less capital than the small banks in the best and worst of times.”
TD Bank, which has 32 branches in Nassau and Suffolk counties according to an online map, will have to abide by the international agreement’s rules.
“It applies to banks of a certain size and it applies to us,” said TD Bank spokesperson Jennifer Morneau.
Morneau said TD Bank, headquartered in Toronto, Canada, has $153 billion in assets. She declined to comment on what the bank would do to comply with the rules.
While the small banks do not have to comply with the Basel III rules, there may be some trickle-down effects that work in their favor.
Douglas Ian Shaw, the corporate secretary for Suffolk County National Bank, said his financial institution only has $1.7 billion in assets. He said smaller banks like his may have a competitive advantage. He explained that the big banks will have to make up the revenue they have to put away as capital to meet requirements, which could alter pricing on certain products and services.

“It may or may not be an opportunity for smaller banks, who also wish to be well-capitalized as well over long run,” Shaw said.
Joe Perri, CEO of Gold Coast Bank in Islandia, thinks Basel III will definitely be an opportunity for small banks to do more business.
“The big banks become more preoccupied with what they’re doing and to satisfy what the Basel III directives are,” Perri said. “It always restricts them and makes the competitive environment that much easier for the small banks.”
Because the capital requirements do not become official until 2019, only time will tell if they actually have an effect, said Doug Manditch, CEO of Empire National Bank in Islandia. Manditch tends to think the Basel III requirements will end up being a “non-event” because many big American banks already hold 7 percent of its assets in capital.
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9.	Don’t Discount TD Ameritrade By Sandra Ward September 18, 2010 — Barrons.com
A round of successful acquisitions, a big jump in assets, new synergies with major shareholder Toronto Dominion Bank — the shares haven’t yet priced in all the good news.
HARD TO BELIEVE AMID ALL THE hand-wringing about the direction of the economy and the markets, but day trading is alive and well.
A healthy number of individuals continue to indulge a passion for buying and selling stocks, and options and futures on those stocks, on a daily basis, in spite of the continued exodus from actively managed stock mutual funds and intensified interest in bond investments. For proof of these animal spirits, look no further than TD Ameritrade. A leader in online brokerage services based in Omaha, Neb., its clients placed a record 413,000 trades a day in the firm’s fiscal third quarter, ended June.
Daily trading volume dropped during the summer months, as is typical for the season. But the seasonal drop was exacerbated this year amid renewed fears of a global slowdown brought into sharp relief by continued high unemployment, European debt troubles and looming financial reforms in the U.S. Nonetheless, the impact was softened by strong net inflows of new assets. TD Ameritrade continued to rake in new assets at a pace exceeding the firm’s yearly target range of 7% to 11%. Indeed, the firm collected net new assets of $28 billion in the year through June 30, a 12% annualized rate of growth and up 32% from the first nine months of 2009. It now has a total of $324 billion in client assets.
TD Ameritrade appears to be benefiting as investors migrate from the big investment firms to a more self-directed approach to their portfolios, trading for their own account or enlisting the aid of a financial advisor, many of whom use TD Ameritrade as a platform for client accounts. The firm is also gaining from the “breakaway broker” phenomenon, as more and more brokers are choosing to operate independently as registered investment advisors and using TD Ameritrade for their “back office” needs. A sales force whose compensation is linked to bringing in new assets also has made a big difference.

The company’s strong relationship with its 45% stakeholder and triple-A-rated Toronto Dominion Bank (TD.Canada) has also bolstered its asset-gathering efforts. And its 2009 acquisition of thinkorswim Group, the leader in the profitable and fast-growing options-trading arena (Barron’s has named thinkorswim the No. 1 online broker two years in a row, and in four of the past five years), puts more capabilities into the hands of its big base of active traders and provides other customers with important tools for better managing their money. And thinkorswim is just the latest in a long line of acquisitions that TD Ameritrade has successfully integrated into its operations.
TD Ameritrade has taken itself beyond its role as simply a discount broker by offering an expanded line of wealth-management services that appeals to a wider audience, as suggested by the improvement in its ability to boost assets under management.
Reflecting this growth in assets, the company is on track to deliver earnings gains of 19% in fiscal 2011 and nearly 30% in fiscal 2012 based on consensus earnings estimates of $1.21 a share for next year and $1.56 the next. Yet, the company isn’t getting a lot of credit for this increase, and that’s resulted in a wide gap between its expected growth and its stock price: TD Ameritrade shares sport a P/E multiple of just 12.8 times fiscal 2011 estimates and 9.9 times 2012. Charles Schwab (SCHW), in contrast, trades at 25 times this year’s expected earnings and 15.3 times 2011 consensus estimates.
ASSET MANAGERS TYPICALLY TRADE at a 20% to 40% premium to the market multiple. TD Ameritrade wouldn’t command the full premium because of its discount brokerage, but its fans argue a higher multiple is warranted.
Its valuation also overlooks a clean balance sheet, a recently authorized 30-million-share stock buyback program (it expects to purchase 12 million shares between now and the middle of November), the possibility of a dividend payout and the potential for a big earnings impact once interest rates begin to rise. Indeed, a 25-basis-point increase in the fed-funds rate would be the equivalent of a seven-cent rise in annual earnings.
“They have extraordinary leverage to interest rates,” says Mac Sykes, a brokerage analyst at Gabelli & Co. He considers the stock attractively priced at current levels based on its normalized earnings growth, operating leverage from economies of scale and positive impact from increases in interest rates—widely seen as occurring by the end of next year. Sykes puts a private market value of $24 on the shares, based on a multiple of nine times his enterprise value to Ebitda estimate of $1.4 billion in 2011. It currently trades at 6.2 times EV/Ebitda.
Morgan Stanley’s Celeste Mellet Brown recently reiterated an Overweight rating on TD Ameritrade shares after hosting a dinner meeting with management Sept. 7. She cited outsized growth in net new assets, upside potential from a rise in interest rates, the likelihood of return of capital to shareholders and a stock price at bargain levels. Brown attaches a price target of $25 to the shares, which would represent a 61% gain from the current $15.50.
TD Ameritrade has $63 billion in interest-sensitive assets, of which $42 billion is in higher-yielding insured deposit accounts with Canada’s Toronto Dominion Bank. Low interest rates have been a problem for all financial institutions and there’s no question they are hurting TD Ameritrade’s net interest margin and, in turn, operating margins.

But the firm is less interest-rate-sensitive than most, including the granddaddy of all discount brokers, Charles Schwab. About 52% of TD Ameritrade’s revenues came from trading in 2009, compared with 24% for Schwab, which has more customers in interest-bearing accounts (TD Ameritrade has just launched a new service aimed at futures traders, see The Electronic Investor, “Futures Are the New Options”). The near zero fed-funds rate has led Schwab to waive fees associated with its money-market funds to keep the funds’ yield from slipping into negative territory. Schwab also said last week it will take a charge of $130 million in the third quarter to cover losses in its money-market funds related to a defaulted investment.
Another potential catalyst to move TD Ameritrade shares higher is the option Toronto Dominion Bank has to buy the rest of the shares it doesn’t already own under a shareholder agreement inked in 2006, when Dominion’s U.S. brokerage business, TD Waterhouse, merged with Ameritrade. Under the agreement, which runs through January 2016, its ownership is capped at 45% between now and 2016 but allows for the bank to make a tender or merger offer for the remaining shares prior to the agreement’s end.
TD Bank (TD) hasn’t commented on its intentions except to say it is happy with its ownership of TD Ameritrade. But it is instructive to note that it bought a stake in the former BankNorth in 2004 and integrated some operations before eventually buying the rest of the bank in 2007. Yet, TD Bank is important to TD Ameritrade’s future in other ways. TD Ameritrade plans to tap into the 1,300 branches the bank operates on the East Coast, making its brokerage services—trading, investing and advising—available to the bank’s customers.
A precursor of this plan has been in place on Sixth Avenue in Manhattan, where a TD Bank branch and a TD Ameritrade branch sit cater-cornered to each other and refer clients to each other’s products.
Did somebody say animal spirits?
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10.	Getting Personal Canada: A Direct Route To Overseas Investing By Monica Gutschi September 20, 2010 — The Wall Street Journal
Canadian investors are now not only more willing to take control of their own accounts, they are becoming more willing to look beyond their country’s borders. Several online brokerages are making it easier for them to do so.
Canada’s largest direct brokerage, TD Waterhouse, is the latest to unveil a global trading platform, giving Canadian investors 24-hour access to 10 foreign markets and the ability to hold securities in foreign currencies. It joins much smaller Interactive Brokers and HSBC’s InvestDirect in offering the service.
“For years, we’ve been telling Canadians that they should invest outside their market, but not giving them the options to do so,” says John See, president of TD Waterhouse. He says the platform was created due to demand from clients who did hold international equities in their portfolios but faced significant transaction costs and wanted greater access to other markets.

The budding interest in global investing is partly due to recent events, which have highlighted the interconnectedness of national economies and markets, as well as the increased concentration of the Canadian market due to mergers, and the strength of the Canadian dollar, which gives Canadian investors more purchasing power.
It also comes amid a boom in online investing in Canada. According to Investor Economics, the number of trades executed by online brokers rose to 47.2 million in 2009 compared with 36 million in 2008; meanwhile, there were 44.3 million trades executed in the full-service channel compared with 37.6 million a year earlier.
As Canadians become more active traders, “they’re always looking for trading opportunities,” says Jeff Wojcicki, a senior analyst with the financial consultancy. “There’s only so many opportunities in the Canadian market and even the U.S. market. There may be interest in the larger volatility in overseas markets they can take advantage of.”
Richard Kelln, president of HSBC InvestDirect, said the brokerage had offered investors access to the Hong Kong exchange for years, but added three European exchanges in 2008 as it monitored its clients’ activities.
“As clients become more specialized and learn more about countries around world, people became more interested in investing in the companies themselves rather than mutual funds,” he says. Customer response to the service has so far “exceeded expectations,” he said, and “we’re fully expecting it to continue to be a big growth part of our business.”
Canadian investors have always had a number of ways to invest globally: there are international mutual funds and exchange-traded funds, as well as country-specific funds or the American Depositary Receipts of many large, foreign-owned corporations that trade on the New York Stock Exchange.
But when it came to directly investing in a foreign market using foreign currency, the options were more limited. Most brokerage offered little access to foreign exchanges and any transaction incurred significant fees and currency charges.
TD Waterhouse appears to have addressed some of those restrictions. With its global platform, investors can settle trades in seven currencies and continue to hold securities in those currencies. The brokerage plans to charge a flat fee per transaction.
Those factors should make it attractive to investors, says Alex Draghici, a senior analyst with Dalbar, a financial-services consultancy.
“Investors know exactly how much they will pay on a trade, regardless of the quantity or security price,” he says, and there are no hidden charges like administration fees.
But it may be hard for TD Waterhouse to offer the same depth and breadth of information about foreign securities as Canadian brokerages are doing for domestic companies, he notes. “This is quite difficult to accomplish with companies from other parts of the world, with different regulations with respect to data disclosure and different systems of data delivery,” Draghici says. Currency hedging is another potential problem.
Still, he expects other bank-owned brokerages to closely monitor TD Waterhouse’s success, and potentially join the club.

“There is a palpable feeling in the air that as Canadian investors become more in tune with the global marketplace, discount brokers in Canada need to offer global trading access,” he says.
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INDUSTRY NEWS

1.	SEC Plan Will Deter, Not Stamp Out, ‘Dressing Up’ of Banks’ Quarterly Results By Jeff Horwitz September 20, 2010 — American Banker
Stop doing what you weren’t supposed to be doing but may have been doing anyway. And tell everybody what you’re doing in the future.
This is a loose summary of what a Securities and Exchange Commission proposal on Friday would mandate for banks engaged in short-term funding transactions designed to obscure quarter-end leverage.
It will lead to heightened disclosure surrounding some important risk gauges — a burden that, depending on the final details, could motivate banks to avoid some types of short-term financing. But few expect that its ultimate interpretation would be so onerous as to goad banking companies into marshaling all-out opposition.
“The commission went out of its way to say that it did not view such transactions as inherently bad,” said Michael Scanlon, a partner in Gibson Dunn & Crutcher’s financial services practice in Washington. “But given the extent of disclosure that will be required around intraperiod financing, it could disincentivize firms from using some of those tools.”
Some of the industry’s harsher critics on financial reporting matters raised doubts as to the ultimate efficacy of a rule, though they welcomed the prospect of greater disclosure. And even some of the SEC commissioners who approved the proposal suggested that it wasn’t an ironclad obstacle to gussying up complicated financial balance sheets.
Financial institutions will continue “to look for the new repo 105,” Commissioner Luis Aguilar said in brief comments before a unanimous vote, referring to a type of transaction that the now-defunct Lehman Brothers Inc., and other institutions, used to blur the extent of their leverage. “What are the consequences for those that dress up balance sheets? Rules on the books are not enough.”
The proposal would prohibit banks from entering into finance agreements solely “designed to mask” their financial position. It also would require banks to reveal both their maximum and average assets, in addition to their period-end assets, each quarter. Elements of the proposal could apply to nonfinancial firms as well.
A growing number of analysts, regulators, and industry players have concluded that widespread gaming of risk limits and disclosure rules contributed to the financial crisis — but did not die with it. By temporarily parking bank assets off balance sheet, with the help of trading partners, companies like Lehman managed to obscure the degree of risk they had taken on, rendering them more vulnerable to stress than they appeared.

More recently, major commercial banking companies drew scrutiny for using different tactics for reducing their assets shortly before quarter end. Companies like Bank of America Corp. and Citigroup Inc. consistently reported average assets each quarter well in excess of their quarter-end balance. After press reports of the discrepancy, and an SEC review, Citi disclosed that it had misclassified more than $9 billion in repo loans and Bank of America reported that an internal control error had caused it to book certain transactions as sales rather than loans.
Both companies maintained that they had appropriately presented their financials to investors, however. And Bank of America said that the misclassification was purely an accounting issue, which did not affect their Tier 1 capital ratio nor their appropriate implementation of end-of-quarter leverage restrictions.
“I would say that our trading desks have both period-end limits and average limits,” said B of A spokesman Jerry Dubrowski. “It’s their decision to increase [positions], knowing they have to conform to it at the end of the quarter. You can’t stray too far from the center.”
Bank of America is reviewing the SEC’s proposal, but does not yet wish to comment on it, Dubrowski said.
If rigorous enough, said Francine McKenna, an accounting consultant who blogs at re: The Auditors, the disclosure the proposal would require might yield more clues as to how banks are managing their balance sheets.
“Any investigator knows it’s better to ask an open-ended question,” she said. “Instead of saying, ‘Do you do repo 105?’ you ask them how they’re financing assets and if they change that on a quarter-end basis.”
A broad scope for the rule — coupled with fast, public and company-specific enforcement — is essential to restoring integrity to financial accounting, McKenna said.
But McKenna said she expected companies would seek to shift the eventual implementation of the proposal toward prohibitions of concrete acts — leaving them maximum wiggle room on short-term financing matters. Banks “want the rules to be specific, and they want their advisers to help them get around them,” she said.
Scanlon, meanwhile, said it was hard to judge whether a rule like the SEC’s proposal would have prevented Lehmanesque balance sheet management. But the rule could potentially change some institutional behavior if it “tamps down the flexibility of short-term financing vehicles that has appealed to banks,” he said.
The proposal may be more about addressing a mismatch between SEC and regulatory reporting than such grand topics, he said. “The way the SEC’s disclosure rules are set up has historically been focused on the picture at the end of the period,” he said. “What bank regulators have looked at is, what are the averages through the period. That’s what this proposal is doing — bringing in some of that to [the SEC rules] to give more than just one snapshot.”
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2.	Bankers Press FDIC for Flexibility, Clarity in Wind-Down Plans By Joe Adler September 20, 2010 — American Banker
Banks are more inclined to plot their expansion than prepare for their demise, but with the Federal Deposit Insurance Corp. soliciting the industry’s help to establish a new resolution unit, charting their own death is exactly what many large institutions will have to do.
In early conversations highlighted by last month’s FDIC roundtable on the topic, executives appeared willing to help the agency devise the new wind-down system but also pressed the agency on their own concerns, including how flexible regulators will allow resolution plans to be, the level of certainty creditors will receive in a failure scenario and any potential for future resolution planning to hurt current profitability.
“Who is excited about planning their own death, especially organizations that in theory think they’re going to be perpetual?” said Robert Litan, a senior fellow at the Brookings Institution and research chief at the Kauffman Foundation. “Unlike people, who already know they’re going to die, companies think they’re going to live forever. To plan the demise of a perpetual company is sort of like running against nature. But the reason they’ve got to do it is we know who comes to the rescue in case they fail.”
At issue are new powers the FDIC gained under the Dodd-Frank law to clean up large bank holding companies and nonbanks that the government deems too systemically important to be unwound by the bankruptcy system. The lack of a resolution system in 2008 is blamed for much of the turmoil that came with the failures of giants like Bear Stearns and Lehman Brothers.
The agency is expected to unveil a rule implementing the new system soon. Along with the Federal Reserve Board, the FDIC also must set standards for a giant firm to complete its own “living will” — essentially a plan detailing how to unwind the firm’s various business lines without causing a systemic problem.
“This resolution authority can work best if we have on the shelf a resolution plan that can be used in a very short time frame,” FDIC Chairman Sheila Bair said at the meeting.
But so far at least, the FDIC does not want to just come up with rules of the road on its own. Instead, the agency is seeking industry input even as companies try to get an idea of what the new system will look like.
“Everybody quite legitimately is trying to grope toward a solution,” said Gary Gorton, a Yale finance professor who participated in the agency’s Aug. 31 roundtable.
He said the meeting showed that “firms were all interested in ‘We don’t want to have to do anything too complicated, and we don’t know what we’re supposed to do, please tell us.’ The regulators were ‘We don’t know what to do, either, please tell us.’”
Executives at the meeting urged the FDIC to provide as much certainty as possible about what creditors of a failed bank holding company or systemically important nonbank firm will get from a receivership. That question is relatively well understood in the case of individual bank takeovers, in which insured depositors are covered but most other creditors are wiped out.

But the process is unclear for holding companies. Although the FDIC has said the process for nonbanks will be similar to the priority used in bankruptcy courts, executives said any uncertainty about the order of claims will have harmful effects.
“Providing a degree of certainty to the market around creditor rights is probably the single most important thing that you could do just in terms of the impact it will have on funding,” Hamid Bigliari, a vice chairman at Citigroup Inc., said at the forum.
But while they want certainty for investors, bankers also urged regulators not to force them to draft living wills that are too rigid, and do not allow for differences for institutions during economic cycles.
“The diversity of the people around this table demonstrates that you’ve got to make sure the regs are flexible enough to allow you and your other colleagues ... to be able to figure out how to craft the right living will [and] resolution [plan] on a firm-by-firm basis,” said Barry Zubrow, the chief risk officer for JPMorgan Chase & Co.
John Wright, the chief regulatory counsel at Wells Fargo & Co., agreed. For example, he said, it would not make sense for all systemically important firms to have to incorporate international operations into their wind-down plans.
“We don’t have a lot of international operations. We’re pretty simple from an operational standpoint,” Wright said. “In terms of principles, we agree with a lot that was said here, but when you come down to the actual requirements, if it could be more of a dialogue up front so that each organization is able to tell its story and not be expected to fall into a particular mold.”
FDIC officials signaled that implementation of the resolution provisions could contain a mix of specificity — to provide certainty where needed — and a level of ambiguity. “Theoretically there could be a blend between regulations and some type of ‘policies,’ if you will. Regulations to provide clarity. Policies to provide the ability to adapt,” said Michael Krimminger, Bair’s deputy for policy, who moderated the roundtable.
He said the crafting of the rules will likely be “an iterative process” with the industry “because there’s no way that we could define a resolution plan, and we think there’s probably no way that the firms could define a resolution plan without talking to us.
“It’s going to be very important to have good feedback loops with the marketplace,” Krimminger said.
Other topics at the meeting included how much of a failed company the FDIC would potentially need to place in a bridge firm, which the agency would keep operating in the interest of preventing a systemic effect on other institutions, and then sell off down the road.
Some observers said if there is another crisis, the FDIC may need to move more into the bridge firm than less.
“It’s not immediately clear what significant part of one of the firms wouldn’t be moved. If it’s, say, a clearing house, the whole thing’s going to have to be moved,” Gorton said at the meeting. He added later, “You want to distinguish between a resolution when we’re not in a crisis from a resolution when we are in a crisis.”

Bair countered that tighter regulations on companies resulting from the new law may make the failure of a systemically important institution in the future more of an isolated event, relieving some pressure on the FDIC about the risks facing other institutions.
“I am not so sure ... we would have a systemic failure only when there’s a broader crisis going on,” Bair said. “History has said that there can be some very badly managed institutions when the overall system is not that bad off.”
In a true crisis situation, Bair said, regulators now have tools at their disposal to prevent systemic fallout other than preserving individual institutions, including the Fed’s so-called “13(3) authority” to provide support across the system, and the FDIC’s ability to get Capitol Hill approval to guarantee the industry’s debt in an emergency.
“I am operating under the theory that, yes, there will be another cycle and, yes, there will be another downturn,” Bair said. “The kind of cataclysm we just faced, I don’t think it’s going to — I hope it’s not going to — happen again.”
But executives also sounded concern about the inconsistency between preparing one’s company for a hypothetical resolution and aiming for higher profits.
One obstacle is “the very significant difference in priorities between sometimes what we think our shareholders want to protect shareholder value, and what we need to do to keep the banking system running in an efficient way and avoid systemic risks,” said Art Certosimo, an executive vice president at Bank of New York Mellon Corp.
As a result of planning a living will, many firms may have to think about creating a simpler structure with clearer lines between entities underneath the holding company.
“I don’t think we would suggest that everything needs to be brought down to the simplest level possible,” Krimminger said. “Certainly the needs and the risks that are created by the interconnections and the complexity clearly have to be considered if you’re going to have a credible plan. ... It’s a “healthy thing to look at: are there complexities or interconnections that may even impair business efficiency while also creating additional systemic risk?”
But participants at the FDIC meeting said that may be out of whack with a firm’s goals in healthy times.
“Managing something that’s easily broken apart just for planning for what happens in the case of a resolution is not necessarily good for business,” said Phil Wertz, an associate general counsel at Bank of America Corp. “Having 20 legal-entity silos that don’t talk to one another and can easily be broken apart ... defeats the purpose of having the cross-selling and integration of a large financial firm. ... Hopefully we’re not going to be driven purely by resolution as driving everything during the good times, planning for it obviously, but not making business decisions that ultimately are contrary both to the company and to the system.”
Several participants, including Wertz, emphasized the importance of remediation plans — another requirement of the law, which forces firms to plot how they would recover to health in a distressed climate — along with resolution plans.
Observers said planning for one’s death is an easier exercise for a person to stomach than a financial institution. “It might sound nice in terms of an individual, where you’re thinking about: ‘Death is inevitable.’ Therefore you want to make sure your heirs get assets,” William Longbrake, the executive in residence at the University of Maryland’s Smith School of Business and a former vice chairman at Washington Mutual Inc., said in an interview. “In the case of a corporation, that’s not the way you think. You don’t think about failing. You think about being successful.”
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